Exhibit 99.1
Press Release dated January 31, 2024

Contact:	Trinity Biotech plc	LifeSci Partners, LLC
	Des Fitzgearld	Eric Ribner
	(353)-1-2769800	(1)-646-751-4363
E-mail investorrelations@trinitybiotech.com

Trinity Biotech Announces Acquisition of the CGM Assets of
Waveform Technologies, Inc.

-Repositioning to a rapidly expanding biosensor market with potential for significant growth for the company as part of a revised strategy under our new management

-Upfront payment of $12.5 million cash and 9 million ADSs

-Strengthened investment relationship with Perceptive Advisors with the entry into an increased senior secured term loan credit facility with lower interest rates and Perceptive Advisors taking an approximately 20% equity interest in Trinity

-Investor call to be held today at 8:30 am EST

DUBLIN, Ireland, January 31, 2024 (GLOBE NEWSWIRE) -- Trinity Biotech plc (Nasdaq: TRIB) (the “Company”) today announced it has entered into a definitive agreement to acquire the biosensor and Continuous Glucose Monitoring (“CGM”) assets of privately held Waveform Technologies, Inc. (“Waveform”) for $12.5 million in cash, 9 million American Depositary Shares (“ADSs”) of the Company and additional contingent consideration.

“This acquisition marks the first step for Trinity Biotech towards capitalizing on attractive new technology horizons as we pursue a global leadership position in accessible wearable biosensor technology and related data-driven wellness analytics under our revised strategy, with an initial focus on CGM,” said John Gillard, Chief Executive Officer. “We plan to begin our journey in a de-risked manner, by using a CGM device that has already received regulatory approval as our platform sensor technology, which we intend to redesign and optimize for broad adoption and then evolve this platform technology to measure and analyse other valuable biomarkers and related datapoints.  Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights based upon what is happening in, on and around the body.  The acquired technology permits needle-free administration of the sensor resulting in built-in affordability and we believe that our commercial partnership with Bayer will facilitate market entry across key diabetes markets around the globe. We feel confident in this strategy as Trinity has an over twenty five year history of providing broad access to vital, high quality,  diagnostics across the globe, including point-of-care HIV tests in Africa, and can leverage its extensive experience in working with health systems, the World Health Organization (“WHO”), non-governmental organizations (“NGOs”) and global health funds to increase adoption of innovative diabetes care tools worldwide,” he concluded.

Approved CGM offers differentiated benefits versus main commercially available systems

Waveform, a developer of novel and proprietary new technologies for diabetes care, received a CE Mark for its Cascade CGM in 2019, which has since been commercially available in Europe.  Waveform will no longer sell the Cascade device and the Company will not sell that device in its current form.  The Company intends to design a next generation CGM sensor using Waveform’s platform technology and has secured additional funding from Perceptive Advisors (“Perceptive) for the next stage of the product’s development, further details of which are set out below.

The Waveform CGM technology contains innovative and proprietary aspects with important user benefits that include needle-free insertion, which reduces pain and trauma at the injection site, and a reusable applicator and transmitter, which reduces the biological waste concerns associated with the currently marketed single-use disposable systems. Notably, the reusable nature of the applicator and transmitter should allow for a lower cost of production of the redesigned CGM product compared to the principal CGM market players, enabling the Company to target additional markets where the existing CGM products are financially prohibitive, which prevents broader adoption of this critical technology.

Additionally, this innovative platform technology should allow the Company to develop a broader suite of wearable biosensors to measure and analyse important health and wellness information, and the Company expects to further evolve its biosensor to target other analytes and data points that represent markers of health and function and make these devices available more broadly around the globe.

The CGM technology acquired from Waveform has been developed over many years and Waveform has granted a perpetual, worldwide, non-exclusive license to DexCom, Inc. and its affiliates, for some of the patents now being acquired by the Company, but to which the Company retains the right to use and exploit.

Amended credit agreement – greater liquidity and lower interest rates

To fund the acquisition, the Company has entered into an amended credit agreement (the “Amended Term Loan”) with its existing main lender, Perceptive, an investment manager with healthcare expertise.  Under the Amended Term Loan, an additional $22 million of funding has been made available to the Company, with $12.5 million being used to acquire the Waveform assets. The remaining $9.5 million is available for general corporate purposes including for the further development of the CGM and biosensor technologies. In addition, the Amended Term Loan provides for additional liquidity of up to $6.5 million, that may be drawn down by the Company between April and December 2024, and can be used for general corporate purposes, thereby providing further liquidity to fund the development of the CGM and biosensor technologies.

The Amended Term Loan also immediately reduces the annual rate of interest on the loan by 2.5% to 8.75% (the “Base Rate”) plus the greater of (a) Term Secured Overnight Financing Rate (SOFR) or (b) 4.0% per annum, and allows for a further 2.5% reduction in the Base Rate to 6.25% once the outstanding principal under the Amended Term Loan falls below $35 million. Additionally, the Amended Term Loan reduces the early repayment penalty from a range of 8% to 7% to 4.0% to 3.5%, dependent on timing of early repayment, and also reduces the revenue covenants. The Amended Term Loan matures in January 2026.

Waveform is part of a portfolio company of Perceptive and the 9 million ADS being issued by the Company as partial consideration for the acquisition of the Waveform assets will be issued to Perceptive.  In addition, in connection with the Amended Term Loan, Perceptive will receive new warrants to purchase an additional 2.5 million ADSs and the Company has agreed to price these additional warrants and reprice the existing warrants to purchase 2.5 million ADSs that were issued to Perceptive under the original term loan, with an exercise price of $0.44 per ADS.

As a result of these transactions, Perceptive will be the largest investor in the Company, now with an additional significant equity investment (together with an increased debt investment).

Commenting, Sam Chawla of Perceptive stated that “We are very excited to partner with the new Trinity Biotech management team in developing a disruptive technology for CGM and the broader biosensor and analytics markets. We believe that Trinity Biotech’s plans, coupled with the Waveform technology, will deliver a highly scalable and innovative biosensor business, with an initial focus on the already well established and ever expanding CGM market.”

Potential Additional Contingent Consideration

Additional contingent consideration of up to $20 million may be payable upon the occurrence of certain events, including:
•
a $5 million payment if the (i) closing price of the Company’s ADSs does not equal or exceed US$1.50 per ADS for at a least 20 consecutive trading days over the next twelve months and (ii) average daily trading volume of the Company’s ADSs does not equal or exceed 100,000 ADSs for 20 consecutive trading days over the next twelve months, and

•
50% of certain proceeds received by our Company (up to a maximum payment of additional consideration of $15 million) on our entering into certain commercial partnering agreements with certain insulin pump manufacturers in the next 24 months.

Conference Call

The Company will host a conference call on Wednesday, January 31 at 8:30 a.m. EST to discuss its recent Waveform acquisition. To access the call, please dial 1-877-407-0784 (domestic) or 1-201-689-8560 (international) and use conference ID 13744109.

A live webcast and replay of the conference call is available at: https://viavid.webcasts.com/starthere.jsp?ei=1654009&tp_key=270fbd0272

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this presentation may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future,  the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2022 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

The foregoing description of the transaction does not purport to be complete and is qualified in its entirety by reference to the transaction documents which will be included in a Form 6-K to be filed with the U.S. Securities and Exchange Commission.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com